UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ozon Holdings PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.001 per share

American Depositary Shares, each of which represents one Ordinary Share, nominal value $0.001 per share

(Title of Class of Securities)

69269L104*

(CUSIP Number)

Sistema PJSFC

13/1 Mokhovaya Str, 125009, Moscow, Russia

Tel: +7 495 228 1500

with a copy to:

David Tavakalyan

13/1 Mokhovaya Str, 125009, Moscow, Russia

e-mail: Tavakalyan@sistema.ru

Tel: +7 495 228 1500 ext. 183

May 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

*	The CUSIP number applies to the American Depositary Shares. No CUSIP number has been assigned to the Ordinary Shares.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person Sistema PJSFC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 52,743,552
	8.	Shared voting power 16,083,675
	9.	Sole dispositive power 52,743,552
	10.	Shared dispositive power 16,083,675

11.	Aggregate amount beneficially owned by each Reporting Person 68,827,227
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.4%[1]
14.	Type of Reporting Persons (see instructions) CO

[1]

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 212,613,733 Ordinary Shares (including 8,400,000 Ordinary Shares issued to the Ozon Employee Benefit Trust under the Company’s equity incentive plans (the “EIPs”) in April 2021, which will be distributed to the EIPs participants upon vesting and the exercise of share-based awards) and 2 Class A shares issued and outstanding (including Ordinary Shares represented by American Depositary Shares (“ADSs”)).

1.	Names of Reporting Person Sistema Venture Fund Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cyprus

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,083,675
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,083,675

11.	Aggregate amount beneficially owned by each Reporting Person 16,083,675
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒[2]
13.	Percent of class represented by amount in Row (11) 7.6%[3]
14.	Type of Reporting Persons (see instructions) CO

[2]	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
[3]

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 212,613,733 Ordinary Shares (including 8,400,000 Ordinary Shares issued to the Ozon Employee Benefit Trust under the EIPs in April 2021, which will be distributed to the EIPs participants upon vesting and the exercise of share-based awards) and 2 Class A shares issued and outstanding (including Ordinary Shares represented by ADSs).

1.	Names of Reporting Person Sistema Venture Capital Fund LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,083,675
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,083,675

11.	Aggregate amount beneficially owned by each Reporting Person 16,083,675
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒[4]
13.	Percent of class represented by amount in Row (11) 7.6%[5]
14.	Type of Reporting Persons (see instructions) CO

[4]	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
[5]

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 212,613,733 Ordinary Shares (including 8,400,000 Ordinary Shares issued to the Ozon Employee Benefit Trust under the EIPs in April 2021, which will be distributed to the EIPs participants upon vesting and the exercise of share-based awards) and 2 Class A shares issued and outstanding (including Ordinary Shares represented by ADSs).

CONTINUATION PAGES TO SCHEDULE 13D

Explanatory Note

This Amendment No.1 (the “Amendment No. 1”) amends and supplements the Schedule 13D of Ozon Holdings PLC (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2020 (the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

This Amendment No.1 is being filed by Sistema PJSFC (“Sistema”), Sistema Venture Capital Fund LLC (“SVC”) and Sistema Venture Fund Ltd (“SVFL” and, together with Sistema and SVC, the “Reporting Persons”) to report an update of the beneficial ownership percentage of the Reporting Persons resulting solely from an increase in the number of issued Ordinary Shares. Amendment No.1 also reflects the entry into a lock-up agreement on substantially the same terms as the Lock-up Agreement (as defined below) entered into in connection with the Issuer’s Initial Public Offering but with a new term.

Except as specifically provided herein, this Amendment No.1 does not modify or amend any of the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) Answers to Item 5(a) of this Schedule 13D are stated in Schedule A hereto, which is incorporated herein by reference.

(b) Answers to Item 5(b) of this Schedule 13D are stated in Schedule A hereto, which is incorporated herein by reference.

(c) Except as disclosed in this Statement, the Reporting Person has not effected any transaction in Ordinary Shares during the past sixty (60) days.

(d) n/a

(e) n/a

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to amend and restate the disclosure under the heading “Lock-Up Agreement”, as follows:

Lock-up Agreement

The Reporting Persons are party to a lock-up agreement in substantially the same form attached as Annex I to the Underwriting Agreement, dated November 23, 2020, between the Issuer and the Underwriters named therein (the “Lock-up Agreement”), in which they have agreed with the underwriters that they and their affiliates will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or such other securities for a period of 180 days after the date of the Prospectus, subject to certain exceptions, without the prior written consent of the representatives of the underwriters. The Lock-up Agreement provides that if a shareholder is released from the restrictions contained in its Lock-up Agreement, the same percentage of the ADSs held by each other person subject to a lock-up will be released on the same terms.

5

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, the form of which has been filed as an exhibit and incorporated herein by reference.

On May 18, 2021, Sistema and SVFL entered into a lock-up agreement in connection with the proposed sale by certain shareholders of the Issuer of ADSs. The lock-up agreement is on substantially the same terms as the Lock-Up Agreement, but with a term ending 90 days following the date of the lock-up agreement.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit Number	Description of Exhibit

99.5	Joint Filing Agreement, dated May 28, 2021, by and among the Reporting Persons.

6

SIGNATURE

Dated: May 28, 2021

Sistema PJSFC

By:	/s/ Vladimir Chirakhov
Name: Vladimir Chirakhov Title: Chief Executive Officer (President)

Sistema Venture Fund Limited

By:	/s/ Georgios Charalampous
Name: Georgios Charalampous Title: Director

Sistema Venture Capital Fund LLC

By:	/s/ Dmitry Filatov
Name: Dmitry Filatov
Title: President

SCHEDULE A

Ordinary Shares
(a) Amount beneficially owned

Sistema PJSFC	68,827,227

Sistema Venture Fund Limited	16,083,675

Sistema Venture Capital Fund LLC	16,083,675

(b) Percent of class

Sistema PJSFC	32.4%

Sistema Venture Fund Limited	7.6%

Sistema Venture Capital Fund LLC	7.6%

(c) Number as to which such person has (i) Sole power to vote or to direct the vote

Sistema PJSFC	52,743,552

Sistema Venture Fund Limited	0

Sistema Venture Capital Fund LLC	0

(ii) Shared power to vote or to direct the vote

Sistema PJSFC	16,083,675

Sistema Venture Fund Limited	16,083,675

Sistema Venture Capital Fund LLC	16,083,675

(iii) Sole power to dispose or to direct the disposition of

Sistema PJSFC	52,743,552

Sistema Venture Fund Limited	0

Sistema Venture Capital Fund LLC	0

(iv) Shared power to dispose or to direct the disposition of

Sistema PJSFC	16,083,675

Sistema Venture Fund Limited	16,083,675

Sistema Venture Capital Fund LLC	16,083,675

Explanatory Note:

Includes 52,743,552 Ordinary Shares (including ADSs representing Ordinary Shares) and one Class A share directly held by Sistema and 16,083,675 Ordinary Shares directly held by SVFL, a 100% subsidiary of SVC, a subsidiary of Sistema.